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                            December 6, 2022

       Barry Anderson
       Chief Executive Officer
       Data Knights Acquisition Corp.
       Unit G6, Frome Business Park, Manor Road
       Frome
       United Kingdom, BA11 4FN

                                                        Re: Data Knights
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 10,
2022
                                                            File No. 333-266274

       Dear Barry Anderson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 Filed November 10, 2022

       Questions and Answers About the Proposals, page 10

   1. We reissue comment 11 in part. Please include a question and answer regarding the risk that failure to close a
PIPE Investment could leave the post-merger entity under-
                                                        capitalized, and
explain the consequences if this were to occur.
   2. We note your response to comment 14. However, we note on page 15 you state that the board obtained a
third-party fairness opinion in connection with their determination to approve the Business
Combination, and that the fairness opinion coupled with the officers'
                                                        and directors'
experience and backgrounds enabled them to make the necessary analysis
 Barry Anderson
FirstName LastNameBarry   Anderson
Data Knights Acquisition Corp.
Comapany6,
December  NameData
             2022     Knights Acquisition Corp.
December
Page 2    6, 2022 Page 2
FirstName LastName
         and determinations regarding the Business Combination. Please reconcile this with your revised disclosure indicating that the board did not obtain the fairness opinion until after approving the business combination.
Q: What equity stake will current stockholders of Data Knights hold after the Closing?, page 11

3. We reissue comment 3, as we are not able to locate the responsive disclosure. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level in your sensitivity analysis, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any potential PIPE shares.
Q: How will Data Knights' Sponsor, directors, and officers vote?, page 16

4. We reissue comment 6. Please further revise to disclose the number of Public Shares that would need to be voted in favor of the Business Combination for it to be approved assuming only a quorum is present. In this regard, we note that only a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon are required to approve the Business Combination.
Q: What interests do Data Knights' current officers and directors have in the Business
Combination?, page 16

5. We reissue comment 7. Where you disclose the various security ownership interests of the Sponsor, directors and officers, revise to include the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. In this regard, we note that you do not quantify the current value of the Placement
         Units or Founder Shares. Please also quantify the value of any out-of-pocket expenses.
         Lastly, disclose that the Sponsor requested that the Company extend the date by which the
         Company has to consummate a business combination and deposited an aggregate of
         $1,150,000 (representing $0.10 per public share) into the Company   s
trust account on
         August 11, 2022. Please include similar disclosure elsewhere in the prospectus where you discuss the interests of the Sponsor, directors and officers.
Risk Factors
If Data Knights is not able to complete the PIPE..., page 78

6. We note your revised disclosure and reissue comment 11 in part. Please discuss how failure to close a PIPE investment could impact your ability to meet the minimum cash condition for closing set forth in Section 7.1(h) of the Merger Agreement, and revise your disclosure throughout your filing to clarify that the minimum cash condition is a condition to closing. Clarify in your new risk factor on page 77 the potential impact of redemptions on the minimum cash condition.
 Barry Anderson
FirstName LastNameBarry   Anderson
Data Knights Acquisition Corp.
Comapany6,
December  NameData
             2022     Knights Acquisition Corp.
December
Page 3    6, 2022 Page 3
FirstName LastName
Background of the Business Combination, page 101

7. We note your revised disclosure in response to comment 16. Revise to elaborate upon how you "deemed a potential business combination target compelling enough" to pursue execution of an initial non-binding letter of intent. Please further revise to clarify when and how you contacted OneMedNet or were contacted by OneMedNet and when you decided to pursue discussions solely with OneMedNet.
8. We reissue comment 19. We note your disclosure indicates that the only material terms negotiated were the representations and warranties and the treatment of options and warrants issued by OneMedNet. If true, please state as much in your filing and explain why other material terms, such as the formula to determine the amount of the consideration, closing conditions such as the minimum cash condition, the no-shop provision, the PIPE investment, governance of the post-combination company, termination provisions, etc. were not negotiated. If not, please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid, the financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-
         combination company, director designation rights and organizational documents, closing conditions, the no-shop provision, the PIPE investment, the lock up provisions, and consideration of significant customers of OneMedNet. In your revised disclosure, please explain the the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms. Your disclosure should illustrate how the material terms of the Merger Agreement evolved throughout the exchange of drafts, and if applicable, describe how the material terms differed from the letter of intent. In this regard, we note your disclosure that the board considered the fact that the terms and conditions of the Merger Agreement were the product
of arm   s length
         negotiations between Data Knights and OneMedNet as part of it's basis for approving the transaction
9. We note your disclosure that on March 8, 2022 relating to Data Knights obligation to secure a PIPE of at least $10 million. We note similar placeholder language on page 103.
         Please revise your disclosure to indicate the discussions relating to the obligation to obtain a PIPE financing of $30 million, including how the parties decided on an amount of $30 million.
The Board's Reasons for Approval of the Business Combination, page 105

10.      We note your response to comment 23 that the Data Knights board considered a
         comparable companies analysis prepared by the Company   s management
with the
         assistance of ARC in evaluating the valuation of OneMedNet; however, you only include the comparable companies analysis prepared by Marshall & Stevens in your filing. Please revise to also summarize the comparable companies analysis prepared by
the Company   s
         management with the assistance of ARC upon which the Data Knights board relied and
 Barry Anderson
FirstName LastNameBarry   Anderson
Data Knights Acquisition Corp.
Comapany6,
December  NameData
             2022     Knights Acquisition Corp.
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         disclose the data points for such companies and how they were used to determine the valuation range.
11. We reissue comment 25. You disclose that Data Knights' management also reviewed financial projection assumptions and revenue projections for OneMedNet's second product, iRWD solution, including projections and potential pricing models. Please tell us whether these projections are included in the prospectus. If not, please disclose such projections and potential pricing models. Please also disclose what Data Knights'
         management considered with respect to these projections and models. Guideline Public Company Analysis, page 116

12. We note your disclosure that you have provided "a table including details regarding the industry, size, and profitability along with further detail regarding revenue forecasts and the specific multiples considered for each Guideline Company," yet no table is included.
         Please revise to include the table.
The Charter Amendment Proposal, page 126

13. We note your response to comment 8 and reissue. With reference to Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations,
         please provide us with your analysis as to why you are not required to unbundle certain material changes to the Data Knights' Charter, such as the supermajority voting provision, so that stockholders are provided a separate vote regarding these material changes.
Information about OneMedNet Corporation
Company Overview, page 146

14. We reissue comment 31 in part. Disclose in your filing the categories of customers with which you have entered into agreements and generate revenues, and quantify the amount generated in each category.
15. Here and on page 175, revise to disclose the basis upon which OneMedNet is a "global leader" in clinical imaging innovation and is the "leading curator" of Imaging Real-World
         Data (e.g., by revenues, number of customers, etc.).
Competition, page 162

16. We note your updated risk factor disclosure on page 64 and reissue comment 33 in part.
         In this section, please provide a general description of the number and size of your competitors within the real world data market, and the general factors on which you compete with such competitors. Please provide context for your statements that "few" of your competitors can fulfill orders in the time period stated, have the data quantity and diversity to fill requests, and have sufficient access to relevant non-imaging data along with expert curation capability required to meet regulatory standards. For example, please quantify what you mean by "few" and whether these statements describe the majority of
 Barry Anderson
FirstName LastNameBarry   Anderson
Data Knights Acquisition Corp.
Comapany6,
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             2022     Knights Acquisition Corp.
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Page 5    6, 2022 Page 5
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         your competitors.
Material Customer Agreements, page 164

17. We reissue comment 35. Please describe the material terms of your agreements with
         Change Healthcare and Siemens and how each agreement differs from your standard Data
         Exchange Master Reseller Agreements and Data License Agreements. Or, if the terms of these agreements track your standard agreements, so state. Please also revise your exhibit index to include these agreements and file them as exhibits, consistent with Item
         601(b)(10)(ii)(B) of Regulation S-K. In this regard, it appears from your disclosure that each is a continuing contract to sell a major part of your product.
18. We reissue comment 36 in part. Please indicate the breakdown in revenue generated from your Data Exchange Master Reseller Agreements versus your Data License Agreements.
OneMedNet Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 174

19. We note your response to comment 38 but note you still have not provided the disclosure required by Item 303(b)(1) and (b)(2) of Regulation S-K related to Liquidity and Capital
         Resources and Results of Operations. You should also include discussions of the interim periods as previously requested.
Description of Securities After the Business Combination, page 212

20. We note your revised disclosure in response to comment 41 on page 214. Please revise to include a standalone paragraph describing the exclusive forum provision in your A/R
         Charter. In this regard, we note that you have only included a cross reference to the related risk factor. We also note your disclosure that the provision "applies to claims under the Securities Act but does not apply to claims under the Exchange Act." Please revise for consistency.
Index to Financial Statements, page F-1

21. Please revise the index to include the interim financial statements of OneMedNet.
OneMedNet Condensed Consolidated Balance Sheets, page F-59

22. Please revise to also present the balance sheet as of December 31, 2021. Refer to the introductory paragraph of Rule 8-03 of Regulation S-X.
General

23. We note your response to comment 43 and reissue. Please provide the legal basis for your and Marshall & Steven's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. Please include a specific reference to the "Delaware corporate law" to which
 Barry Anderson
Data Knights Acquisition Corp.
December 6, 2022
Page 6
      you refer. Alternatively, please ask your fairness advisor to remove the language that suggests shareholders may not rely upon the fairness opinion in the last paragraph on
      Annex D-2.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameBarry Anderson
                                                           Division of
Corporation Finance
Comapany NameData Knights Acquisition Corp.
                                                           Office of Trade &
Services
December 6, 2022 Page 6
cc:       Larry Shackelford, Esq.
FirstName LastName